INTEGRA RESOURCES AND FLORIDA CANYON GOLD TRANSACTION RECEIVES
VOTING SUPPORT FROM STRATEGIC SHAREHOLDER ALAMOS GOLD

Vancouver, British Columbia and Toronto, Ontario - September 23, 2024 - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) and Florida Canyon Gold Inc. ("FCGI") (TSX-V: FCGV) (together, the "Companies") are pleased to announce the receipt of a voting support agreement from Alamos Gold Inc. in favour of the transaction announced on July 29, 2024 between Integra and FCGI, whereby Integra will acquire all of the issued and outstanding shares of FCGI pursuant to a court-approved plan of arrangement (the "Transaction").

In connection with the Transaction, directors and senior officers of FCGI entered into voting support agreements pursuant to which they have agreed, among other things, to vote their FCGI common shares in favour of the Transaction. In addition, voting support agreements have been received by Alamos Gold Inc. and GMT Capital Corp. The total common shares of FCGI subject to voting support agreements represent approximately 43.5% of the outstanding common shares of FCGI on a non-diluted basis.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western U.S. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading U.S. focused mid-tier gold and silver producer.

About Florida Canyon Gold

FCGI is a Canadian-based junior gold producer with assets in the United States and Mexico. The principal operating assets of FCGI are the Florida Canyon mine in Nevada and San Agustin mine in Mexico. FCGI also holds the El Castillo mine, La Colorada mine, Cerro del Gallo project, and San Antonio project (which is subject to an option agreement with Heliostar Metals Limited), all located in Mexico. FCGI has entered into a binding agreement to sell its interests in the San Agustin mine, El Castillo mine, La Colorada mine, Cerro del Gallo project and San Antonio project to Heliostar Metals Limited.

INTEGRA CONTACT INFORMATION

Inquiries: ir@integraresources.com
Website: www.integraresources.com
Phone: 604-416-0576

FLORIDA CANYON GOLD CONTACT INFORMATION

Inquiries: info@floridacanyon.com

Website: www.floridacanyongold.com
Phone: 705-980-2450

Forward looking and other cautionary statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to the completion of the proposed Transactions.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include the successful completion of the Transaction. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to risks related to the Transaction, including, but not limited to, the ability to obtain necessary approvals in respect of the Transaction and to consummate the Transaction. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023, and FCGI listing application on TSXV Form 2B dated July 12, 2024.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Companies undertake no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Companies' plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Companies believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Companies have not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.